

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

February 23, 2011

D.J. Smith
Executive Vice President, Secretary, and General Counsel
Archer-Daniels-Midland Company
4666 Faries Parkway, Box 1470
Decatur, Illinois 62525

> **Re:** **Archer-Daniels-Midland Company**
> **Form 10-K for the Fiscal Year Ended June 30, 2010**
> **Filed August 30, 2010**
> **File No. 1-00044**
> **Response Letter Dated February 15, 2011**

Dear Mr. Smith:

We refer you to our comment letter dated February 1, 2011 regarding business contacts with Cuba, Iran, Sudan, and Syria. We have completed our review of this subject matter and have no further comments at this time.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Roger Schwall
Assistant Director
Division of Corporation Finance